

November 10, 2010

Ms. Deborah Lovig
President, Chief Executive Officer, Chief Financial Officer
Real Estate Restoration and Rental, Inc.
710 Wellingham Drive
Durham, North Carolina 27713

Re: Real Estate Restoration and Rental, Inc.
Registration Statement on Form S-1
Filed October 13, 2010
File No. 333-169928

Dear Ms. Lovig:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

    Your disclosure indicates that you are a development stage company with the principal business objective of managing and owning real estate properties. However, your disclosure shows that you had no assets as of June 30, 2010, other than cash of $141,125 and prepaid expenses of $2,500, no revenues, no operations and no contracts regarding the company's proposed business. Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing. In addition, the costs of this offering are $41,512.85. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. We offer the following comments to help you revise your disclosure.

2.   We note that your plan of business is primarily that of acquiring and holding for investment real estate or interests in real estate. Therefore, it appears your registration statement should be filed on Form S-11, not on Form S-1. Please revise or advise.

3.   It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. We note that this registration statement was filed a short period after the selling shareholders had purchased their shares and that the amount of shares offered for resale appears to be all of the shares outstanding held by non-affiliates. In light of these factors, please provide us an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

4.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

5.   Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Table of Contents

6.   Please remove the Part II information from the table of contents unless you intend to include this information in the prospectus.

Prospectus Summary, page 1

7.   Please revise your summary to discuss briefly your auditor's opinion that there is substantial doubt about your ability to continue as a going concern.

8.   Within this section, please discuss your current operations and whether you currently own any vacation and rental properties.

Risk Factors, page 4

9.   We note that your auditors have issued a going concern opinion. Please include a risk factor which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your Risk Factors section.

10.   We note that you currently have no revenues and sustained net losses of $37,925 for the period from your inception through June 30, 2010. We also note your disclosure on page 13 that management is finding that bringing distressed property acquisition deals to a close takes much longer than first anticipated and that once acquired you plan to complete necessary renovation work on your properties. Please include a separate risk factor that discusses your current lack of revenue and given the significant time required to execute your plan of business, you may not experience any positive revenues for the foreseeable future.

11.   Please note that when you use industry-specific terms, you should provide a definition the first time such term is used so that an investor who is unfamiliar with your industry can understand what you mean. Please make revisions here, and throughout your prospectus as needed. In particular, please revise this section to clarify what you mean by the following abbreviations:

- "REOs," page 4; and

- "ARM," page 6.

12.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. For example purposes only, we note the following subheadings:

- "Foreclosure laws in North and South Carolina," page 5;

- "Uncertainty in the lending industry," page 5;

- "Uncertainty in the governmental sector," page 5; and

- "Softening in the real estate market," page 6.

 "We have limited operating history…," page 4

13.   Please note that each risk factor should address a single material risk in a concise manner. It appears that this risk factor is addressing multiple risks, including the risk that you have little operating history, risks and difficulties inherent in introducing new products and services, and risks related to managing properties properly. To the extent that any of the risks are significant enough to warrant separate risk factors, please revise accordingly.

"We may face difficulties in finding suitable properties," page 4

14.   We note that this risk factor states that the Company will be expending a significant percentage of the proceeds of this Offering for business development efforts with lenders. We further note that in "Use of Proceeds," on page 9, you state that the Company will not receive any proceeds from the sale of common stock by the selling security holders. Please revise your prospectus to remove any reference to your use of the proceeds of this offering for business development. Please also revise your disclosure on page 14 and elsewhere as applicable.

"Foreclosure laws in North and South Carolina," page 5

15.   We note that you indicate that foreclosures in North Carolina are handled through court proceedings and do not involve court action. Please revise to describe the foreclosure laws in North and South Carolina as the subheading suggests.

Uncertainty in the governmental sector," page 5

16.   Please expand this risk factor to clarify how falling interest rates or mortgage assistance to holders at risk of foreclosure could adversely affect the company's business.

"You will experience dilution of your ownership interest…," page 7

17.   We note your statement that the future issuance of additional shares may create downward pressure on the trading price of your common stock. We further note your statement that you may issue shares at a price below the price at which shares of your common stock are quoted on the OTCBB. Please revise the statements here and throughout your prospectus to clarify that there is currently no public market for your shares.

Dilution, page 9

18.   We note that this registration statement is being filed to register shares to be sold at $0.10 per share. During the past year you have issued shares to your founder for $0.0001 per share. As such, please revise to provide all the information required by Item 506 of Regulation S-K.

19.   We note your reference to "Item 7" within this section. Please revise to clarify.

Description of Business, page 13

20.   Within this section, please disclose whether you have identified any specific properties for acquisition and the location of those properties.

21.   We note your plan of business is to rent your properties on a seasonal basis, but that you also plan to explore other business opportunities such as green energy solutions for your properties and potential resale to other property owners. Please revise your disclosure to clarify whether you plan to sell your properties, once improved with

Deborah Lovig
Real Estate Restoration and Rental, Inc.
November 10, 2010
Page 5

green energy solutions, to other property owners or whether you plan to license your green energy solutions to other property owners.

22.   Please discuss the extent to which the business is or may be seasonal. We note that you indicate that you intend to rent properties on a "seasonal basis." Please revise to clarify.

23.   We note your assertion that one-quarter of the vacation homes sold recently in a 30-day period at Topsail Island, NC, were REO properties. Please revise to provide support for your assertion.

Employees, page 14

24.   Please revise this section to include the number of hours per week that Mr. Coker is expected to devote to your business.

Management's Discussion and Analysis of Financial Condition…page 16

25.   Please expand company's plan of operations for the remainder of the fiscal year and for the first six months of the next fiscal year. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Capital Resources and Liquidity, page 17

26.   Given your auditor's going concern opinion, please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose whether you have identified any potential lenders.

27.   We note your disclosure within this section that you completed your private placement offering on June 8, 2010. Please reconcile this with your disclosure on page 9 which states that your private placement offering pursuant to Regulation D, Rule 506 completed on September 2, 2010. Revise for consistency throughout your prospectus.

Directors, Executive Officers, Promoters and Control Persons, page 17

28.   Please clarify which specific experience, qualifications, attributes and skills led to the conclusion that Ms. Lovig and Mr. Coker should serve as directors for the registrant. See Item 401(e) of Regulation S-K.

29.   It appears you have omitted the information required by Item 407(a) of Regulation S-K. Please revise to include this information.

30.   We note that you do not have a separately designated audit, nominating or compensation committee. Please disclose any plans you have to form these separately designated committees, or in the alternative, state that you have no such plans.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

31.   Please identify your promoters within this section and the nature and amount of anything of value received or to be received directly or indirectly by each promoter. Refer to Item 404(c) of Regulation S-K.

Where you can find Additional Information, page 20

32.   Please state whether you will voluntarily send an annual report and whether the report will include audited financial statements. See Item 101(h)(5)(ii) of Regulation S-K.

Exhibits and Financial Statements Schedules, page II-3

33.   We note that you have filed the consent of your auditors as Exhibit 23.2 to your registration statement; however, on your exhibit table on page II-3, the auditors consent is listed as Exhibit 23.1. Please reconcile.

Signatures, page II-5

34.   Please include the signature of your controller or principal accounting officer. See the Instructions to Signatures on Form S-1 for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657, Sandra B. Hunter at (202) 551-3758 or me at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        Via *facsimile*: (732) 577-1188